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As submitted to the Securities and Exchange Commission on October 21, 2013

Registration No. 333-191797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NRG Energy, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	41-1724239 (I.R.S. Employer Identification Number)

211 Carnegie Center, Princeton, NJ 08540
Telephone: (609) 524-4500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Brian Curci
Deputy General Counsel and Corporate Secretary
211 Carnegie Center
Princeton, NJ 08540
Telephone: (609) 524-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katayun I. Jaffari
Ballard Spahr LLP
1735 Market St., 51st Floor
Philadelphia, PA 19103
Telephone: (215) 864-8475

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.01 par value	$350,000,000	$45,080.00(3)

(1)
The number of the shares distributed under this prospectus will be determined based on a price per share of $27.62, which price was determined in accordance with the Plan Sponsor Agreement, by and among NRG Energy, Inc., Edison Mission Energy and certain of its debtor subsidiaries, the Official Committee of Unsecured Creditors of Edison Mission Energy and its debtor subsidiaries, the PoJo Parties (as defined therein) and the proponent noteholders thereto, based on the volume-weighted average trading price of such shares over the 20 trading days prior to October 18, 2013.

(2)
Solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
This amount was previously paid in connection with the initial filing of this Registration Statement.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This amendment is being filed solely to include certain exhibits to the registration statement.

        This registration statement is being filed by NRG Energy, Inc., or NRG, in connection with its acquisition of certain of the assets of Edison Mission Energy, or EME. On December 17, 2012, EME and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the Northern District of Illinois, or the Bankruptcy Court. EME was deconsolidated from its parent company, Edison International, or EIX, for financial statement purposes but not for tax purposes as of December 17, 2012. On May 2, 2013, certain other subsidiaries of EME filed voluntary petitions for relief under the Bankruptcy Code.

        On October 18, 2013, NRG and NRG Energy Holdings Inc., a wholly owned subsidiary of NRG, or NRG Holdings, entered into a Plan Sponsor Agreement with EME, certain of EME's debtor subsidiaries, the Official Committee of Unsecured Creditors of EME and its debtor subsidiaries, the PoJo Parties (as defined in the Plan Sponsor Agreement) and certain of EME's noteholders that are signatories to such agreement, or the Plan Sponsor Agreement, which provides for the parties to pursue confirmation by the Bankruptcy Court of a chapter 11 plan of reorganization, or the Plan, that will implement a reorganization of EME and such debtor subsidiaries. Pursuant to the Plan Sponsor Agreement, on October 18, 2013, NRG entered into an Asset Purchase Agreement, or the Purchase Agreement, with EME and NRG Holdings, or the Purchaser, which provides for the acquisition of substantially all of EME's assets, including its equity interests in certain of its direct subsidiaries and thereby such subsidiaries' assets and liabilities, by the Purchaser upon confirmation the Plan by the Bankruptcy Court. On                        , 2013, the Bankruptcy Court approved the Plan Sponsor Agreement.

        On November     , 2013, EME and each of its direct and indirect subsidiaries that filed for relief under the Bankruptcy Code filed the Plan and a related chapter 11 disclosure statement with the Bankruptcy Court in connection with the transactions contemplated by the Plan Sponsor Agreement. The Plan was confirmed on                        , 2014.

        Pursuant to the Purchase Agreement, NRG will pay a total purchase price of $2,635 million in exchange for the acquired assets of EME, of which $1,063 million consists of acquired cash. The purchase price is subject to certain adjustments provided in the Purchase Agreement. The Purchase Agreement provides that $350 million of the total purchase price payable by NRG in exchange for the acquired assets of EME will be paid in newly issued, registered shares of NRG's common stock and the remainder will be paid in cash. The price of the shares distributed under this registration statement is $27.62 per share, which price was determined in accordance with the Plan Sponsor Agreement based on the volume-weighted average trading price of such shares over the 20 trading days prior to October 18, 2013. NRG will assume non-recourse debt of approximately $1,545 million, subject to adjustment, of which $273 million is associated with assets designated as Non-Core Assets (as defined in the Purchase Agreement) pursuant to the Purchase Agreement. In order to distribute the shares payable under the Agreement, NRG is hereunder registering the issuance of such shares of NRG's common stock. NRG will not receive any cash proceeds from the issuance of any of the shares of common stock pursuant to this distribution.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED OCTOBER 21, 2013

NRG Energy, Inc.

12,671,977 Shares of Common Stock

        We are registering 12,671,977 shares of common stock issuable upon the closing of the transactions contemplated by the Asset Purchase Agreement, or the Purchase Agreement, dated October 18, 2013, by and among Edison Mission Energy, or EME, NRG Energy Holdings Inc., a wholly owned subsidiary of NRG, or the Purchaser, and NRG Energy, Inc., or NRG, pursuant to which the Purchaser will acquire substantially all of EME's assets, including its equity interests in certain of its direct subsidiaries and thereby such subsidiaries' assets and liabilities. Pursuant to the Purchase Agreement, as partial consideration for the acquisition of certain assets of EME by the Purchaser, we will issue the shares registered under this prospectus to EME, which will distribute such shares to its unsecured creditors under a chapter 11 plan of reorganization. The shares of common stock registered under this prospectus represent an aggregate amount of $350 million of the total consideration paid in the acquisition.

        We will not receive any cash proceeds from the sale of shares registered under this prospectus. We will however acquire substantially all of the assets of EME.

        Our common stock is listed on the New York Stock Exchange under the symbol "NRG."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2013

        You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not authorized anyone else to provide you with different or additional information. This prospectus does not offer to sell or solicit any offer to buy any shares of our common stock in any jurisdiction where such is unlawful. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

        You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

        Unless the context provides otherwise, references herein to "we," "us," "our," "our company," or "NRG" refer to NRG Energy, Inc., together with its consolidated subsidiaries and references to "Issuer" or "Registrant" refer to NRG Energy, Inc., exclusive of its subsidiaries.

Industry and Market Data

        This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management's estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein or incorporated herein by reference, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the information incorporated into this prospectus by reference, contains "forward-looking statements," which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projection," "target," "goal," "objective" and "outlook"), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under "Risk Factors" contained elsewhere in this prospectus and in the section captioned "Risk Factors Related to NRG Energy, Inc." of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, or our 2012 Form 10-K, which is incorporated into this prospectus by reference, and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

  •
  General economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

  •
  Volatile power supply costs and demand for power;

  •
  Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

  •
  The effectiveness of our risk management policies and procedures, and the ability of our counterparties to satisfy their financial commitments;

  •
  Counterparties' collateral demands and other factors affecting our liquidity position and financial condition;

  •
  Our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations;

  •
  Our ability to enter into contracts to sell power and procure fuel on acceptable terms and prices;

  •
  The liquidity and competitiveness of wholesale markets for energy commodities;

  •
  Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

  •
  Price mitigation strategies and other market structures employed by independent system operators or regional transmission organizations that result in a failure to adequately compensate our generation units for all of their costs;

ii

  •
  Our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

  •
  Our ability to receive federal loan guarantees or cash grants to support development projects;

  •
  Operating and financial restrictions placed on us and our subsidiaries that are contained in the indentures governing our outstanding notes, in our senior credit facility, and in debt and other agreements of certain of our subsidiaries and project affiliates generally;

  •
  Our ability to implement our strategy of developing and building new power generation facilities, including new solar projects;

  •
  Our ability to implement our econrg strategy of finding ways to address environmental challenges while taking advantage of business opportunities;

  •
  Our ability to implement our FORNRG strategy to increase cash from operations through operational and commercial initiatives, corporate efficiencies, asset strategy, and a range of other programs throughout our company to reduce costs or generate revenues;

  •
  Our ability to achieve our strategy of regularly returning capital to shareholders;

  •
  Our ability to maintain retail market share;

  •
  Our ability to successfully evaluate investments in new business and growth initiatives;

  •
  Our ability to successfully integrate and manage any acquired businesses; and

  •
  Our ability to develop and maintain successful partnership relationships.

        Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. You should not unduly rely on such forward-looking statements.

iii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully, including the information set forth in the section entitled "Risk Factors" and all of the information that is incorporated by reference into this prospectus. See the section entitled "Incorporation by Reference".

        Unless the context provides otherwise, references herein to "we," "us," "our," "our company," "the Company," or "NRG" refer to NRG Energy, Inc., together with its consolidated subsidiaries and references to "Issuer" or "Registrant" refer to NRG Energy, Inc., exclusive of its subsidiaries.

Our Business

        We are a competitive power and energy company that aspires to be a leader in the way the industry and consumers think about, use, produce and deliver energy and energy services in major competitive power markets in the United States. First, at our core, we are a wholesale power generator engaged in the ownership and operation of power generation facilities; the trading of energy, capacity and related products; and the transacting in and trading of fuel and transportation services. Second, while leveraging our core wholesale power business, we are a retail energy company engaged in the supply of energy, services, and innovative, sustainable products to retail customers in competitive markets through multiple channels and brands like Reliant Energy, Green Mountain Energy, and NRG Residential Solutions. Finally, we are a clean energy leader and are focused on the deployment and commercialization of potentially disruptive technologies, like electric vehicles, solar power produced for customers on site, or distributed solar projects, and smart meter technology, which have the potential to change the nature of the power supply industry.

        The following table summarizes our global generation portfolio as of June 30, 2013, by operating segment, which includes 86 fossil fuel plants, eight solar power facilities connected to the grid to sell wholesale power, or utility scale solar, facilities, and four wind farms, as well as distributed solar facilities. Also included is one utility scale solar facility and additional distributed solar facilities currently under construction, and two utility scale facilities and one natural gas plant partially in-service. All utility scale and distributed solar facilities are described as in megawatts, or MW, on an alternating current basis. MW figures provided represent nominal summer net megawatt capacity of power generated as adjusted for our ownership position excluding capacity from inactive/mothballed units:

	Fossil Fuel, Nuclear and Renewable (in MW)
Generation Type	Texas	East	South Central	West	Alternative Energy	NRG Yield(a)	Total Domestic	Other (International)	Total Global
Natural Gas	5,539	7,651	3,817	6,504	—	843	24,354	—	24,354
Coal	4,193	7,515	1,496	—	—	—	13,204	605	13,809
Oil(b)	—	5,499	—	—	—	190	5,689	—	5,689
Nuclear	1,176	—	—	—	—	—	1,176	—	1,176
Wind	—	—	—	—	347	101	448	—	448
Utility scale solar	—	—	—	—	383	243	626	—	626
Distributed solar	—	—	—	—	37	10	47	—	47

Total generation capacity	10,908	20,665	5,313	6,504	767	1,387	45,544	605	46,149

Capacity attributable to noncontrolling interest	—	—	—	—	(136)	—	(136)	—	(136)
Total net generation capacity	10,908	20,665	5,313	6,504	631	1,387	45,408	605	46,013

Under Construction
Natural gas	—	—	—	275	—	—	275	—	275
Utility scale solar	—	—	—	—	459	60	529	—	529
Distributed solar	—	—	—	—	5	—	5	—	5

Total under construction	—	—	—	275	474	60	809	—	809

Capacity attributable to noncontrolling interest	—	—	—	—	(200)	—	(200)	—	(200)
Total net under construction	—	—	—	275	274	60	609	—	609

(a)
NRG sold 34.5% of its ownership in NRG Yield LLC, consisting of 499 MWs, in July 2013.

(b)
The NRG Yield operating segment consists of two dual-fuel (natural gas and oil) simple-cycle generation facilities.

        In addition, our thermal assets provide steam and chilled water capacity of approximately 1,098 MW thermal equivalents through our district energy business.

        Our generation facilities are primarily located in the United States and comprise generation facilities across the merit order. The sale of capacity and power from baseload and intermediate generation facilities accounts for a majority of our generation revenues. In addition, our generation portfolio provides us with opportunities to capture additional revenues by selling power during periods of peak demand, offering capacity or similar products, and providing ancillary services to support system reliability.

        Our retail business arranges for the transmission and delivery of energy-related products to customers, bills customers, collects payments for products sold, and maintains call centers to provide customer service. The retail business sells products that range from system power to bundled products, which combine system power with protection products, energy efficiency and renewable energy solutions, or other value added products and services, including customer rewards offered through exclusive loyalty and affinity program partnerships. Based on metered locations, as of June 30, 2013, our retail business served approximately 2.2 million residential, small business, and commercial and industrial customers.

        Our investment in, and development of, new technologies is focused on identifying significant commercial opportunities and creating a comparative advantage for us. Our development and investment initiatives are primarily focused in the areas of distributed solar projects, solar thermal and solar photovoltaic, and also include other low-or no-green-house gas emitting energy generating sources, such as the fueling infrastructure for electric vehicle ecosystems.

  GenOn Acquisition

        On December 14, 2012, we completed the previously announced merger, or the GenOn Merger, with GenOn Energy, Inc., or GenOn, in accordance with a merger agreement dated as of July 20, 2012, or the GenOn Merger Agreement, with GenOn continuing as a wholly-owned subsidiary of NRG. Details of the merger and its accounting treatment are described in our 2012 Form 10-K.

  NRG Yield, Inc. Spin-Off

        In July 2013, NRG Yield, Inc., formerly a wholly owned subsidiary of NRG, completed its initial public offering of shares of its Class A common stock. We formed NRG Yield, Inc. to own and operate a portfolio of contracted generation assets and thermal infrastructure assets that have historically been owned and/or operated by us and our subsidiaries. On July 22, 2013, NRG Yield, Inc. closed its initial public offering of 22,511,250 shares of Class A common stock at a price of $22 per share.

  Acquisition of EME Assets

        On December 17, 2012, EME and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the Northern District of Illinois, or the Bankruptcy Court. EME was deconsolidated from its parent company, EIX, for financial statement purposes but not for tax purposes as of December 17, 2012. On May 2, 2013, certain other subsidiaries of EME filed voluntary petitions for relief under the Bankruptcy Code.

        On October 18, 2013, NRG and the Purchaser entered into a Plan Sponsor Agreement with EME, certain of EME's debtor subsidiaries, the Official Committee of Unsecured Creditors of EME and its debtor subsidiaries, or the Committee, the PoJo Parties (as defined in the Plan Sponsor Agreement) and certain of EME's noteholders that are signatories to such agreement, which provides for the parties to pursue confirmation by the Bankruptcy Court of a chapter 11 plan of reorganization, or the Plan, that will implement a reorganization of EME and its debtor subsidiaries. Pursuant to the Plan Sponsor Agreement, on October 18, 2013, NRG entered into a Purchase Agreement with EME and the Purchaser, a wholly owned subsidiary of NRG, which provides for the acquisition of substantially all of EME's assets, including its equity interests in certain of its direct subsidiaries and thereby such subsidiaries' assets and liabilities, by the Purchaser upon confirmation of the Plan by the Bankruptcy Court, referred to herein as the Acquisition. On                        , 2013, the Bankruptcy Court approved the Plan Sponsor Agreement.

        The Purchase Agreement provides for the acquisition of substantially all of the assets of EME by the Purchaser. The assets acquired include the outstanding equity interests in certain of EME's direct subsidiaries and thereby such subsidiaries' assets and liabilities, EME's cash and cash equivalents, and EME's interest in substantially all of the other assets used in the operation of EME's and its subsidiaries' businesses. Pursuant to the Purchase Agreement, upon consummation of the Acquisition, the Purchaser will assume certain liabilities of EME and certain of its direct and indirect subsidiaries.

        Pursuant to the Purchase Agreement, NRG will pay a total purchase price of $2,635 million in exchange for the acquired assets of EME, of which $1,063 million consists of acquired cash. The purchase price is subject to certain adjustments provided in the Purchase Agreement. The Purchase Agreement provides that $350 million of the total purchase price payable by NRG in exchange for the acquired assets of EME will be paid in newly issued, registered shares of NRG's common stock and the remainder will be paid in cash. The price of the shares distributed under this prospectus is $27.62 per share, which price was determined in accordance with the Plan Sponsor Agreement based on the volume-weighted average trading price of such shares over the 20 trading days prior to October 18, 2013. NRG will assume non-recourse debt of approximately $1,545 million, subject to adjustment, of which $273 million is associated with assets designated as Non-Core Assets (as defined in the Purchase Agreement) pursuant to the Purchase Agreement.

        On November             2013, EME and each of its direct and indirect subsidiaries that filed for relief under the Bankruptcy Code filed the Plan and a related chapter 11 disclosure statement with the Bankruptcy Court in connection with the Acquisition contemplated by the Plan Sponsor Agreement. The Plan was confirmed by the Bankruptcy court on                         , 2014.

Business Strategy

        Our business is focused on: (i) excellence in safety and operating performance of our existing assets; (ii) serving the energy needs of end-use residential, commercial and industrial customers in competitive markets through multiple brands and channels with a variety of retail energy products and services differentiated by innovative features, premium service, sustainability, and loyalty/affinity programs; (iii) optimal hedging of generation assets and retail load operations; (iv) repowering of power generation assets at premium sites; (v) investing in, and deploying, alternative energy technologies both in our wholesale and, particularly, in and around our retail business and our customers; (vi) pursuing selective acquisitions, joint ventures, divestitures and investments; and (vii) engaging in a proactive capital allocation plan focused on achieving the regular return of and on stockholder capital within the dictates of prudent balance sheet management.

        In addition, our company created NRG Yield, Inc. to enhance value for our stockholders by seeking to achieve the following objectives: (i) gain access to an alternative investor base with a more competitive source of equity capital that would accelerate NRG Yield, Inc.'s long-term growth and acquisition strategy and optimize the NRG Yield, Inc. capital structure; (ii) highlight the value inherent in the contracted conventional and renewable generation and thermal infrastructure assets by separating them from other NRG non-contracted assets; and (iii) create a pure-play public issue with operating, financial and tax characteristics that we believe will appeal to dividend growth-oriented investors seeking exposure to the contracted power sector.

        We believe that the U.S. energy industry is going to be increasingly impacted by the long-term societal trend towards sustainability which is both generational and irreversible. Moreover, the information technology-driven revolution, which has enabled greater and easier personal choice in other sectors of the consumer economy, will do the same in the U.S. energy sector over the years to come. As a result, energy consumers are expected to have increasing personal control over whom they buy their energy from, how that energy is generated and used and what environmental impact these individual choices will have. Our initiatives in this area of future growth are focused on: (i) renewables, with a concentration in solar development; (ii) electric vehicle ecosystems; (iii) customer-facing energy products and services, including smart energy services that give consumers individual energy insights, choices and convenience, a variety of renewable and energy efficiency products, and numerous loyalty and affinity options and tailored product and service bundles sold through unique retail sales channels; and (iv) construction of other forms of on-site clean power generation. Our advancements in each of these areas are driven by select acquisitions, joint ventures, and investments that are more fully described in our 2012 Form 10-K and our Form 10-Q for the quarter ended June 30, 2013.

        In summary, our business strategy is intended to maximize stockholder value through the production and sale of safe, reliable and affordable power to our customers in the markets served by us, while aggressively positioning us to meet the market's increasing demand for sustainable and low carbon energy solutions. This strategy is designed to enhance our core business of competitive power generation and mitigate the risk of declining power prices. We expect to become a leading provider of sustainable energy solutions that promotes national energy security, while utilizing our retail business to complement and advance both initiatives.

Summary of Risk Factors

        We are subject to a variety of risks related to our competitive position and business strategies. Some of the more significant challenges and risks include those associated with the operation of our power generation plants, volatility in power prices and fuel costs, our leveraged capital structure and extensive governmental regulation. See the section entitled "Risk Factors" beginning on page 8 of this prospectus and the section entitled "Risk Factors Related to NRG Energy, Inc." of our 2012 Form 10-K for a discussion of the factors you should consider before investing in our common stock.

Corporate Information

        We were incorporated as a Delaware corporation on May 29, 1992. Our common stock is listed on the New York Stock Exchange under the symbol "NRG." Our headquarters and principal executive offices are located at 211 Carnegie Center, Princeton, New Jersey 08540. Our telephone number is (609) 524-4500. Our website is located at www.nrgenergy.com. The information on, or linked to, our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

        You can get more information regarding our business by reading our 2012 Form 10-K, and the other reports we file with the Securities and Exchange Commission, or SEC. For additional information, see the section entitled "Where You Can Find More Information" beginning on page 40 of this prospectus and the section entitled "Incorporation by Reference" beginning on page 39 of this prospectus.

THE DISTRIBUTION

        This prospectus relates to the distribution by NRG of 12,671,977 shares to be issued to EME, which will distribute such shares to unsecured creditors of EME pursuant to the Plan. The shares distributed under this prospectus will be issued as partial consideration for the sale of such assets.

Issuer	NRG Energy, Inc.
Common stock we are registering	12,671,977 shares, valued at $27.62 per share. See the section entitled "Plan of Distribution" beginning on page 25.
Common stock outstanding prior to the registration	323,327,568 shares
Common stock to be outstanding after the registration	335,999,545 shares(1)
Use of proceeds	Because this is not an offering for cash, we will not receive any proceeds from the issuance of our common stock.
Distribution of shares

The shares of common stock will be issued to EME, which will distribute such shares to unsecured creditors of EME pursuant to the Plan. See the section entitled "Plan of Distribution" beginning on page 25.

Distribution ratio	EME will distribute to the unsecured creditors of EME a pro rata portion of the newly issued shares of NRG common stock.
Distribution date	, 2014
Transfer Agent	Computershare Limited
Risk factors	See the section entitled "Risk Factors" beginning on page 8 and other information included in this prospectus for a discussion of factors that you should consider carefully.

(1)
The number of shares of common stock to be outstanding after this distribution is based on 323,327,568 shares of common stock outstanding as of September 30, 2013, excluding 77,347,528 shares held in treasury and all restricted stock units and options issued under NRG's Amended and Restated Long-Term Incentive Plan and 2010 Stock Plan for employees of GenOn regardless of whether such units or options have vested.

 SUMMARY FINANCIAL DATA

        The following tables set forth a summary of our consolidated historical financial data as of, and for the period ended on, the dates indicated. The annual historical information is derived from our audited consolidated financial statements as of and for the five-year period ended December 31, 2012. The consolidated interim historical information as of and for the six months ended June 30, 2013 and 2012 has been derived from our unaudited consolidated financial statements and in the opinion of management, includes all normal and recurring adjustments that are considered necessary for the fair presentations of the results of the interim period. You should read this data together with our audited consolidated financial statements and related notes to our financial statements contained in our 2012 Form 10-K and our quarterly report on Form 10-Q for the quarter ended June 30, 2013, which have been incorporated by reference into this prospectus. Our historical results are not necessarily indicative of our future results, and results for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year ending December 31, 2013.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012(a)	2011(b)	2010	2009	2008
	(unaudited)		(in millions, except per share data)
Statement of Income Data:
Total operating revenues	$5,010	$4,028	$8,422	$9,079	$8,849	$8,952	$6,885
Total operating costs and expenses, and other expenses	5,410	4,108	8,170	9,725	8,119	7,283	5,119
Income from continuing operations, net	(190)	53	579	197	476	941	1,053
Income from discontinued operations, net	—	—	—	—	—	—	172
Net income attributable to NRG Energy, Inc.	$(198)	$44	$559	$197	$477	$942	$1,225

Per Share Data:
Income (loss) attributable to NRG from continuing operations—basic	$(0.63)	$0.17	$2.37	$0.78	$1.86	$3.70	$4.25
Income attributable to NRG from continuing operations—diluted	(0.63)	0.17	2.35	0.78	1.84	3.44	3.80
Net income attributable to NRG—basic	(0.63)	0.17	2.37	0.78	1.86	3.70	4.98
Net income attributable to NRG—diluted	(0.63)	0.17	2.35	0.78	1.84	3.44	4.43
Cash dividends per common share	0.21	—	0.18	—	—	—	—
Balance Sheet Data:
Current assets	$6,943	$7,255	$7,956	$7,749	$7,137	$6,208	$8,492
Current liabilities	4,411	5,698	4,677	5,861	4,220	3,762	6,581
Property, plant and equipment, net	20,454	15,318	20,268	13,621	12,517	11,564	11,545
Total assets	34,492	27,856	35,128	26,900	26,896	23,378	24,808
Long-term debt, including current maturities, capital leases, and funded letter of credit	16,626	10,556	15,883	9,832	10,511	8,418	8,161
Total stockholders' equity	$10,303	$7,903	$10,533	$7,669	$8,072	$7,697	$7,123

(a)
Refer to Note 3, Business Acquisitions and Dispositions, to our 2012 Form 10-K, for a description of the acquisition of GenOn on December 14, 2012.

(b)
Refer to Note 2, Summary of Significant Accounting Policies, Asset Impairments, to our 2012 Form 10-K, for a description of impairment charges recorded in 2011.

RISK FACTORS

        You should carefully consider the risk factors set forth below and the risk factors incorporated into this prospectus by reference to our 2012 Form 10-K, as well as the other information contained in and incorporated by reference into this prospectus before deciding to participate in this distribution. The selected risks described below and the risks that are incorporated into this prospectus by reference to our 2012 Form 10-K are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. Any of the following risks or any of the risks described in our 2012 Form 10-K could materially and adversely affect our business, financial condition, operating results or cash flow. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Many of NRG's power generation facilities operate, wholly or partially, without long-term power sale agreements.

        Many of NRG's facilities operate as "merchant" facilities without long-term power sales agreements for some or all of their generating capacity and output, and therefore are exposed to market fluctuations. Without the benefit of long-term power sales agreements for these assets, NRG cannot be sure that it will be able to sell any or all of the power generated by these facilities at commercially attractive rates or that these facilities will be able to operate profitably. This could lead to future impairments of the Company's property, plant and equipment or to the closing of certain of its facilities, resulting in economic losses and liabilities, which could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

NRG's financial performance may be impacted by changing natural gas prices, significant and unpredictable price fluctuations in the wholesale power markets and other market factors that are beyond the Company's control.

        A significant percentage of the Company's domestic revenues are derived from baseload power plants that are fueled by coal. In many of the competitive markets where NRG operates, the price of power typically is set by natural gas-fired power plants that generally have higher variable costs than NRG's coal-fired power plants. This allows the Company's coal generation assets to earn attractive operating margins compared to plants fueled by natural gas. A decrease in natural gas prices could result in a corresponding decrease in the market price of power that could significantly reduce the operating margins of the Company's baseload generation assets and materially and adversely impact its financial performance. At low enough natural gas prices, gas plants become more economical than coal generation. In such a price environment, the Company's coal units cycle more often or even shut down until prices or load increases enough to justify running them again.

        In addition, because changes in power prices in the markets where NRG operates are generally correlated with changes in natural gas prices, NRG's hedging portfolio includes natural gas derivative instruments to hedge power prices for its coal and nuclear generation. If this correlation between power prices and natural gas prices is not maintained and a change in gas prices is not proportionately offset by a change in power prices, the Company's natural gas hedges may not fully cover this differential. This could have a material adverse impact on the Company's cash flow and financial position.

        Market prices for power, capacity and ancillary services tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility from supply and demand imbalances, especially in the day-ahead and spot markets. Long- and short-term power prices may also fluctuate substantially due to other factors outside of the Company's control, including:

  •
  changes in generation capacity in the Company's markets, including the addition of new supplies of power from existing competitors or new market entrants as a result of the development of new generation plants, expansion of existing plants or additional transmission capacity;

  •
  electric supply disruptions, including plant outages and transmission disruptions;

  •
  changes in power transmission infrastructure;

  •
  fuel transportation capacity constraints;

  •
  weather conditions;

  •
  changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices;

  •
  development of new fuels and new technologies for the production of power;

  •
  development of new technologies for the production of natural gas;

  •
  regulations and actions of the independent system operators, or ISOs; and

  •
  federal and state power market and environmental regulation and legislation.

        These factors have caused the Company's operating results to fluctuate in the past and will continue to cause them to do so in the future.

NRG's costs, results of operations, financial condition and cash flows could be adversely impacted by disruption of its fuel supplies.

        NRG relies on coal, oil and natural gas to fuel a majority of its power generation facilities. Delivery of these fuels to the facilities is dependent upon the continuing financial viability of contractual counterparties as well as upon the infrastructure (including rail lines, rail cars, barge facilities, roadways, riverways and natural gas pipelines) available to serve each generation facility. As a result, the Company is subject to the risks of disruptions or curtailments in the production of power at its generation facilities if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure.

        NRG has sold forward a substantial portion of its coal and nuclear power in order to lock in long-term prices that it deemed to be favorable at the time it entered into the forward sale contracts. In order to hedge its obligations under these forward power sales contracts, the Company has entered into long-term and short-term contracts for the purchase and delivery of fuel. Many of the forward power sales contracts do not allow the Company to pass through changes in fuel costs or discharge the power sale obligations in the case of a disruption in fuel supply due to force majeure events or the default of a fuel supplier or transporter. Disruptions in the Company's fuel supplies may therefore require it to find alternative fuel sources at higher costs, to find other sources of power to deliver to counterparties at a higher cost, or to pay damages to counterparties for failure to deliver power as contracted. Any such event could have a material adverse effect on the Company's financial performance.

        NRG also buys significant quantities of fuel on a short-term or spot market basis. Prices for all of the Company's fuels fluctuate, sometimes rising or falling significantly over a relatively short period of time. The price NRG can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel or delivery costs. This may have a material adverse effect on the

Company's financial performance. Changes in market prices for natural gas, coal and oil may result from the following:

  •
  weather conditions;

  •
  seasonality;

  •
  demand for energy commodities and general economic conditions;

  •
  disruption or other constraints or inefficiencies of electricity, gas or coal transmission or transportation;

  •
  additional generating capacity;

  •
  availability and levels of storage and inventory for fuel stocks;

  •
  natural gas, crude oil, refined products and coal production levels;

  •
  changes in market liquidity;

  •
  federal, state and foreign governmental regulation and legislation; and

  •
  the creditworthiness and liquidity and willingness of fuel suppliers/transporters to do business with the Company.

        NRG's plant operating characteristics and equipment, particularly at its coal-fired plants, often dictate the specific fuel quality to be combusted. The availability and price of specific fuel qualities may vary due to supplier financial or operational disruptions, transportation disruptions and force majeure. At times, coal of specific quality may not be available at any price, or the Company may not be able to transport such coal to its facilities on a timely basis. In this case, the Company may not be able to run the coal facility even if it would be profitable. Operating a coal facility with different quality coal can lead to emission or operating problems. If the Company had sold forward the power from such a coal facility, it could be required to supply or purchase power from alternate sources, perhaps at a loss. This could have a material adverse impact on the financial results of specific plants and on the Company's results of operations.

There may be periods when NRG will not be able to meet its commitments under forward sale obligations at a reasonable cost or at all.

        A substantial portion of the output from NRG's coal and nuclear facilities has been sold forward under fixed price power sales contracts through 2014, and the Company also sells forward the output from its intermediate and peaking facilities when it deems it commercially advantageous to do so. Because the obligations under most of these agreements are not contingent on a unit being available to generate power, NRG is generally required to deliver power to the buyer, even in the event of a plant outage, fuel supply disruption or a reduction in the available capacity of the unit. To the extent that the Company does not have sufficient lower cost capacity to meet its commitments under its forward sale obligations, the Company would be required to supply replacement power either by running its other, higher cost power plants or by obtaining power from third-party sources at market prices that could substantially exceed the contract price. If NRG fails to deliver the contracted power, it would be required to pay the difference between the market price at the delivery point and the contract price, and the amount of such payments could be substantial.

        In the South Central region, NRG has long-term contracts with rural cooperatives that require it to serve all of the cooperatives' requirements at prices that generally reflect the costs of coal-fired generation. During limited peak demand periods, the load requirements of these contract customers exceed the capacity of NRG's coal-fired Big Cajun II plant. During such peak demand periods, NRG employs its intermediate and/or peaking facilities. Depending upon the then-current gas commodity pricing, NRG's financial returns from its South Central region could be negatively impacted for a limited period if the cost of its intermediate and/or peaking power is at higher prices than can be recovered under the Company's contracts.

NRG's trading operations and the use of hedging agreements could result in financial losses that negatively impact its results of operations.

        The Company typically enters into hedging agreements, including contracts to purchase or sell commodities at future dates and at fixed prices, in order to manage the commodity price risks inherent in its power generation operations. These activities, although intended to mitigate price volatility, expose the Company to other risks. When the Company sells power forward, it gives up the opportunity to sell power at higher prices in the future, which not only may result in lost opportunity costs but also may require the Company to post significant amounts of cash collateral or other credit support to its counterparties. The Company also relies on counterparty performance under its hedging agreements and is exposed to the credit quality of its counterparties under those agreements. Further, if the values of the financial contracts change in a manner that the Company does not anticipate, or if a counterparty fails to perform under a contract, it could harm the Company's business, operating results or financial position.

        NRG does not typically hedge the entire exposure of its operations against commodity price volatility. To the extent it does not hedge against commodity price volatility, the Company's results of operations and financial position may be improved or diminished based upon movement in commodity prices.

        NRG may engage in trading activities, including the trading of power, fuel and emissions allowances that are not directly related to the operation of the Company's generation facilities or the management of related risks. These trading activities take place in volatile markets and some of these trades could be characterized as speculative. The Company would expect to settle these trades financially rather than through the production of power or the delivery of fuel. This trading activity may expose the Company to the risk of significant financial losses which could have a material adverse effect on its business and financial condition.

NRG may not have sufficient liquidity to hedge market risks effectively.

        The Company is exposed to market risks through its power marketing business, which involves the sale of energy, capacity and related products and the purchase and sale of fuel, transmission services and emission allowances. These market risks include, among other risks, volatility arising from location and timing differences that may be associated with buying and transporting fuel, converting fuel into energy and delivering the energy to a buyer.

        NRG undertakes these marketing activities through agreements with various counterparties. Many of the Company's agreements with counterparties include provisions that require the Company to provide guarantees, offset of netting arrangements, letters of credit, a first lien on assets and/or cash collateral to protect the counterparties against the risk of the Company's default or insolvency. The amount of such credit support that must be provided typically is based on the difference between the price of the commodity in a given contract and the market price of the commodity. Significant movements in market prices can result in the Company being required to provide cash collateral and letters of credit in very large amounts. The effectiveness of the Company's strategy may be dependent on the amount of collateral available to enter into or maintain these contracts, and liquidity requirements may be greater than the Company anticipates or will be able to meet. Without a sufficient amount of working capital to post as collateral in support of performance guarantees or as a cash margin, the Company may not be able to manage price volatility effectively or to implement its strategy. An increase in the amount of letters of credit or cash collateral required to be provided to the Company's counterparties may negatively affect the Company's liquidity and financial condition.

        Further, if any of NRG's facilities experience unplanned outages, the Company may be required to procure replacement power at spot market prices in order to fulfill contractual commitments. Without adequate liquidity to meet margin and collateral requirements, the Company may be exposed to significant losses, may miss significant opportunities, and may have increased exposure to the volatility of spot markets.

The accounting for NRG's hedging activities may increase the volatility in the Company's quarterly and annual financial results.

        NRG engages in commodity-related marketing and price-risk management activities in order to financially hedge its exposure to market risk with respect to electricity sales from its generation assets, fuel utilized by those assets and emission allowances.

        NRG generally attempts to balance its fixed-price physical and financial purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations through the use of financial and physical derivative contracts. These derivatives are accounted for in accordance with the Financial Accounting Standards Board, or FASB, ASC 815, Derivatives and Hedging, or ASC 815, which requires the Company to record all derivatives on the balance sheet at fair value with changes in the fair value resulting from fluctuations in the underlying commodity prices immediately recognized in earnings, unless the derivative qualifies for cash flow hedge accounting treatment. Whether a derivative qualifies for cash flow hedge accounting treatment depends upon it meeting specific criteria used to determine if the cash flow hedge is and will remain appropriate for the term of the derivative. All economic hedges may not necessarily qualify for cash flow hedge accounting treatment. As a result, the Company's quarterly and annual results are subject to significant fluctuations caused by changes in market prices.

Competition in wholesale power markets may have a material adverse effect on NRG's results of operations, cash flows and the market value of its assets.

        NRG has numerous competitors in all aspects of its business, and additional competitors may enter the industry. Because many of the Company's facilities are old, newer plants owned by the Company's competitors are often more efficient than NRG's aging plants, which may put some of these plants at a competitive disadvantage to the extent the Company's competitors are able to consume the same or less fuel as the Company's plants consume. Over time, the Company's plants may be squeezed out of their markets, or may be unable to compete with these more efficient plants.

        In NRG's power marketing and commercial operations, it competes on the basis of its relative skills, financial position and access to capital with other providers of electric energy in the procurement of fuel and transportation services, and the sale of capacity, energy and related products. In order to compete successfully, the Company seeks to aggregate fuel supplies at competitive prices from different sources and locations and to efficiently utilize transportation services from third-party pipelines, railways and other fuel transporters and transmission services from electric utilities.

        Other companies with which NRG competes with may have greater liquidity, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, greater potential for profitability from ancillary services or greater flexibility in the timing of their sale of generation capacity and ancillary services than NRG does.

        NRG's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or to devote greater resources to the construction, expansion or refurbishment of their power generation facilities than NRG can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that NRG will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

Operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on NRG's revenues and results of operations. NRG may not have adequate insurance to cover these risks and hazards.

        The ongoing operation of NRG's facilities involves risks that include the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency and the inability to transport the Company's product to its customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are an inherent risk of the Company's business. Unplanned outages typically increase the Company's operation and maintenance expenses and may reduce the Company's revenues as a result of selling fewer saleable MW hours or require NRG to incur significant costs as a result of running one of its higher cost units or obtaining replacement power from third parties in the open market to satisfy the Company's forward power sales obligations. NRG's inability to operate the Company's plants efficiently, manage capital expenditures and costs, and generate earnings and cash flow from the Company's asset-based businesses could have a material adverse effect on the Company's results of operations, financial condition or cash flows. While NRG maintains insurance, obtains warranties from vendors and obligates contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover the Company's lost revenues, increased expenses or liquidated damages payments should the Company experience equipment breakdown or non-performance by contractors or vendors.

        Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in the Company's operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in NRG being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. NRG maintains an amount of insurance protection that it considers adequate, but the Company cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which it may be subject. A successful claim for which the Company is not fully insured could hurt its financial results and materially harm NRG's financial condition. Further, due to rising insurance costs and changes in the insurance markets, NRG cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on NRG's results of operations, cash flow and financial condition.

        Many of NRG's facilities are old and require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability.

        NRG cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws and regulations (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on the Company's liquidity and financial condition.

        If NRG makes any major modifications to its power generation facilities, the Company may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act. Any such modifications would likely result in substantial additional capital expenditures.

The Company may incur additional costs or delays in the development, construction and operation of new plants, improvements to existing plants, or the implementation of environmental control equipment at existing plants and may not be able to recover their investment or complete the project.

        The Company is developing or constructing new generation facilities, improving its existing facilities; and adding environmental controls to its existing facilities. The development, construction, expansion, modification and refurbishment of power generation facilities involve many additional risks, including:

  •
  the inability to receive U.S. Department of Energy, or U.S. DOE, loan guarantees, funding or cash grants;

  •
  delays in obtaining necessary permits and licenses;

  •
  the inability to sell down interests in a project or develop successful partnering relationships;

  •
  environmental remediation of soil or groundwater at contaminated sites;

  •
  interruptions to dispatch at the Company's facilities;

  •
  supply interruptions;

  •
  work stoppages;

  •
  labor disputes;

  •
  weather interferences;

  •
  unforeseen engineering, environmental and geological problems;

  •
  unanticipated cost overruns;

  •
  exchange rate risks; and

  •
  failure of contracting parties to perform under contracts, including engineering, procurement and construction, or EPC, contractors.

        Any of these risks could cause NRG's financial returns on new investments to be lower than expected, or could cause the Company to operate below expected capacity or availability levels, which could result in lost revenues, increased expenses, higher maintenance costs and penalties. Insurance is maintained to protect against these risks, warranties are generally obtained for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover increased expenses. As a result, a project may cost more than projected and may be unable to fund principal and interest payments under its construction financing obligations, if any. A default under such a financing obligation could result in losing the Company's interest in a power generation facility.

        Furthermore, where the Company has partnering relationships with a third party, the Company is subject to the viability and performance of the third party. The Company's inability to find a replacement contracting party, particularly an EPC contractor, where the original contracting party has failed to perform, could result in the abandonment of the development and/or construction of such project, while the Company could remain obligated on other agreements associated with the project, including power purchase agreements, or PPAs.

        If the Company is unable to complete the development or construction of a facility or environmental control, or decides to delay, downsize, or cancel such project, it may not be able to recover its investment in that facility or environmental control. Furthermore, if construction projects are not completed according to specification, the Company may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced net income.

NRG and its subsidiaries have guaranteed the performance of third parties, which may result in substantial costs in the event of non-performance.

        NRG and its subsidiaries have issued certain guarantees of the performance of others, which obligate NRG and its subsidiaries to perform in the event that the third parties do not perform. In the event of non-performance by the third parties, NRG could incur substantial cost to fulfill their obligations under these guarantees. Such performance guarantees could have a material impact on the operating results, financial condition, or cash flows of the Company.

The Company's development programs are subject to financing and public policy risks that could adversely impact NRG's financial performance or result in the abandonment of such development projects.

        While NRG currently intends to develop and finance the more capital intensive projects on a non-recourse or limited recourse basis through separate project financed entities, and intends to seek additional investments in most of these projects from third parties, NRG anticipates that it will need to make significant equity investments in these projects. NRG may also decide to develop and finance some of the projects, such as smaller gas-fired and renewable projects, using corporate financial resources rather than non-recourse debt, which could subject NRG to significant capital expenditure requirements and to risks inherent in the development and construction of new generation facilities. In addition to providing some or all of the equity required to develop and build the proposed projects, NRG's ability to finance these projects on a non-recourse basis is contingent upon a number of factors, including the terms of the EPC contracts, construction costs, PPAs and fuel procurement contracts, capital markets conditions, the availability of tax credits and other government incentives for certain new technologies. To the extent NRG is not able to obtain non-recourse financing for any project or should the credit rating agencies attribute a material amount of the project finance debt to NRG's credit, the financing of the development projects could have a negative impact on the credit ratings of NRG.

        NRG may also choose to undertake the repowering, refurbishment or upgrade of current facilities based on the Company's assessment that such activity will provide adequate financial returns. Such projects often require several years of development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future fuel and power prices.

        Furthermore, the viability of the Company's renewable development projects are largely contingent on public policy mechanisms including production and investment tax credits, cash grants, loan guarantees, accelerated depreciation tax benefits, renewable portfolio standards, or RPS, and carbon trading plans. These mechanisms have been implemented at the state and federal levels to support the development of renewable generation, demand-side and smart grid, and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of the Company's development program and expansion into clean energy investments.

Supplier and/or customer concentration at certain of NRG's facilities may expose the Company to significant financial credit or performance risks.

        NRG often relies on a single contracted supplier or a small number of suppliers for the provision of fuel, transportation of fuel and other services required for the operation of certain of its facilities. If these suppliers cannot perform, the Company utilizes the marketplace to provide these services. There can be no assurance that the marketplace can provide these services as, when and where required.

        At times, NRG relies on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that account for a substantial percentage of the anticipated revenue from a given facility. The Company has also hedged a portion of its exposure to power price fluctuations through forward fixed price power sales and natural gas price swap agreements. Counterparties to these agreements may breach or may be unable to perform their obligations. NRG may not be able to enter into replacement agreements on terms as favorable as its existing agreements, or at all. If the Company was unable to enter into replacement PPA's, the Company would sell its plants' power at market prices. If the Company is unable to enter into replacement fuel or fuel transportation purchase agreements, NRG would seek to purchase the Company's fuel requirements at market prices, exposing the Company to market price volatility and the risk that fuel and transportation may not be available during certain periods at any price.

        The failure of any supplier or customer to fulfill its contractual obligations to NRG could have a material adverse effect on the Company's financial results. Consequently, the financial performance of the Company's facilities is dependent on the credit quality of, and continued performance by, suppliers and customers.

NRG relies on power transmission facilities that it does not own or control and that are subject to transmission constraints within a number of the Company's core regions. If these facilities fail to provide NRG with adequate transmission capacity, the Company may be restricted in its ability to deliver wholesale electric power to its customers and the Company may either incur additional costs or forego revenues. Conversely, improvements to certain transmission systems could also reduce revenues.

        NRG depends on transmission facilities owned and operated by others to deliver the wholesale power it sells from the Company's power generation plants to its customers. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, NRG's ability to sell and deliver wholesale power may be adversely impacted. If a region's power transmission infrastructure is inadequate, the Company's recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. The Company cannot also predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

        In addition, in certain of the markets in which NRG operates, energy transmission congestion may occur and the Company may be deemed responsible for congestion costs if it schedules delivery of power between congestion zones during times when congestion occurs between the zones. If NRG were liable for such congestion costs, the Company's financial results could be adversely affected.

        The Company has a significant amount of generation located in load pockets, making that generation valuable, particularly with respect to maintaining the reliability of the transmission grid. Expansion of transmission systems to reduce or eliminate these load pockets could negatively impact the value or profitability of the Company's existing facilities in these areas.

Because NRG owns less than a majority of some of its project investments, the Company cannot exercise complete control over their operations.

        NRG has limited control over the operation of some project investments and joint ventures because the Company's investments are in projects where it beneficially owns less than a majority of the ownership interests. NRG seeks to exert a degree of influence with respect to the management and operation of projects in which it owns less than a majority of the ownership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, the Company may not always succeed in such negotiations. NRG may be dependent on its co-venturers to operate such projects. The Company's co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these projects optimally. The approval of co-venturers also may be required for NRG to receive distributions of funds from projects or to transfer the Company's interest in projects.

The GenOn Merger may not achieve its anticipated results, and NRG may be unable to integrate the operations of GenOn in the manner expected.

        NRG and GenOn entered into the GenOn Merger Agreement with the expectation that the GenOn Merger will result in various benefits, including, among other things, cost savings and operating efficiencies. Achieving the anticipated benefits of the GenOn Merger depends on whether the businesses of NRG and GenOn can be integrated in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of NRG's businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the Company's ability to achieve the anticipated benefits of the GenOn Merger. NRG may have difficulty addressing possible differences in corporate cultures and management philosophies. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect NRG's future business, financial condition, operating results and prospects.

Future acquisition activities may have adverse effects.

        NRG may seek to acquire additional companies or assets in the Company's industry or which complement the Company's industry. The acquisition of companies and assets is subject to substantial risks, including the failure to identify material problems during due diligence, the risk of over-paying for assets, the ability to retain customers and the inability to arrange financing for an acquisition as may be required or desired. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, the Company's acquisitions may not be successfully integrated. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

NRG's business is subject to substantial governmental regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future regulations or requirements.

        NRG's business is subject to extensive foreign, and U.S. federal, state and local laws. Compliance with the requirements under these various regulatory regimes may cause the Company to incur significant additional costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines, and/or civil or criminal liability.

        Public utilities under the Federal Power Act, or FPA, are required to obtain Federal Energy Regulatory Commission, or the FERC, acceptance of their rate schedules for wholesale sales of electricity. Except for the Electric Reliability Council of Texas, or ERCOT, generating facilities and power marketers, all of NRG's non-qualifying facility generating companies and power marketing affiliates in the U.S. make sales of electricity in interstate commerce and are public utilities for purposes of the FPA. The FERC has granted each of NRG's generating and power marketing companies that make sales of electricity outside of ERCOT the authority to sell electricity at market-based rates. The FERC's orders that grant NRG's generating and power marketing companies market-based rate authority reserve the right to revoke or revise that authority if the FERC subsequently determines that NRG can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, NRG's market-based sales are subject to certain market behavior rules, and if any of NRG's generating and power marketing companies were deemed to have violated one of those rules, they are subject to potential disgorgement of profits associated with the violation and/or suspension or revocation of their market-based rate authority. If NRG's generating and power marketing companies were to lose their market-based rate authority, such companies would be required to obtain the FERC's acceptance of a cost-of-service rate schedule and could become subject to the accounting, record-keeping, and reporting requirements that are imposed on utilities with cost-based rate schedules. This could have an adverse effect on the rates NRG charges for power from its facilities.

        NRG is also affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations, and bidding rules that occur in the existing ISOs. The ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps, and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have an adverse effect on the profitability of NRG's generation facilities that sell energy and capacity into the wholesale power markets.

        The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale and retail competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing and the Company cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on NRG's business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to re-regulate the markets or require divestiture by generating companies to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued, or delayed, the Company's business prospects and financial results could be negatively impacted.

        NRG cannot predict at this time the outcome of the ongoing efforts by the U.S. Commodity Futures Trading Commission, or CFTC, to implement the Dodd-Frank Act and to increase the regulation of over-the-counter derivatives including those related to energy commodities. The CFTC efforts are seeking, among other things, increased clearing of such derivatives through clearing organizations and the increased standardization of contracts, products, and collateral requirements. Such changes could negatively impact NRG's ability to hedge its portfolio in an efficient, cost-effective manner by, among other things, limiting NRG's ability to utilize liens as collateral and decreasing liquidity in the forward commodity markets. The Company expects that in 2013 the CFTC will clarify the scope of the Dodd-Frank Act and issue final rules concerning margin requirements for transactions and other issues that will affect the Company's over-the-counter derivatives trading.

NRG's ownership interest in a nuclear power facility subjects the Company to regulations, costs and liabilities uniquely associated with these types of facilities.

        Under the Atomic Energy Act of 1954, as amended, or AEA, operation of South Texas Project, or STP, nuclear generating facility, of which NRG indirectly owns a 44.0% interest, is subject to regulation by the NRC. Such regulation includes licensing, inspection, enforcement, testing, evaluation and modification of all aspects of nuclear reactor power plant design and operation, environmental and safety performance, technical and financial qualifications, decommissioning funding assurance and transfer and foreign ownership restrictions. NRG's 44% share of the output of STP represents approximately 1,175 MW of generation capacity.

        There are unique risks to owning and operating a nuclear power facility. These include liabilities related to the handling, treatment, storage, disposal, transport, release and use of radioactive materials, particularly with respect to spent nuclear fuel, and uncertainties regarding the ultimate, and potential exposure to, technical and financial risks associated with modifying or decommissioning a nuclear facility. The NRC could require the shutdown of the plant for safety reasons or refuse to permit restart of the unit after unplanned or planned outages. New or amended NRC safety and regulatory requirements may give rise to additional operation and maintenance costs and capital expenditures. STP may be obligated to continue storing spent nuclear fuel if the U.S. DOE continues to fail to meet its contractual obligations to STP made pursuant to the U.S. Nuclear Waste Policy Act of 1982 to accept and dispose of STP's spent nuclear fuel. See also Item 1—Environmental Matters—U.S. Federal Environmental Initiatives—Nuclear Waste for further discussion. Costs associated with these risks could be substantial and have a material adverse effect on NRG's results of operations, financial condition or cash flow. In addition, to the extent that all or a part of STP is required by the NRC to permanently or temporarily shut down or modify its operations, or is otherwise subject to a forced outage, NRG may incur additional costs to the extent it is obligated to provide power from more expensive alternative sources—either NRG's own plants, third party generators or the ERCOT—to cover the Company's then existing forward sale obligations. Such shutdown or modification could also lead to substantial costs related to the storage and disposal of radioactive materials and spent nuclear fuel.

        While STP maintains property and liability insurance for losses related to nuclear operations, there may be limitations on the amounts and types of insurance commercially available. An accident at STP or another nuclear facility could have a material adverse effect on NRG's financial condition, its operational results, or liquidity as losses may exceed the insurance coverage available and/or may result in the obligation to pay retrospective premium obligations.

NRG is subject to environmental laws that impose extensive and increasingly stringent requirements on the Company's ongoing operations, as well as potentially substantial liabilities arising out of environmental contamination. These environmental requirements and liabilities could adversely impact NRG's results of operations, financial condition and cash flows.

        NRG is subject to the environmental laws of foreign and U.S., federal, state and local authorities. The Company must comply with numerous environmental laws and obtain numerous governmental permits and approvals to build and operate the Company's plants. Should NRG fail to comply with any environmental requirements that apply to its operations, the Company could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail the Company's operations. In addition, when new requirements take effect or when existing environmental requirements are revised, reinterpreted or subject to changing enforcement policies, NRG's business, results of operations, financial condition and cash flows could be adversely affected.

        Environmental laws and regulations have generally become more stringent over time, and the Company expects this trend to continue. Regulations currently under revision by the United State Environmental Protection Agency, or EPA, including the 316(b) rule to mitigate impact by once-through cooling, could result in more stringent standards or reduced compliance flexibility. While the NRG fleet employs advanced controls, new regulations to address the ever more stringent National Ambient Air Quality Standards, limit greenhouse gas emissions, or GHGs, or restrict ash handling at coal-fired power plants could also further affect plant operations.

Policies at the national, regional and state levels to regulate GHG emissions, as well as climate change, could adversely impact NRG's results of operations, financial condition and cash flows.

        NRG's GHG emissions for 2012 can be found in Item 1, Business—Environmental Matters, of our 2012 Form 10-K. The impact of further legislation or regulation of GHGs on the Company's financial performance will depend on a number of factors, including the level of GHG standards, the extent to which mitigation is required, the applicability of offsets, and the extent to which NRG would be entitled to receive CO2 emissions credits without having to purchase them in an auction or on the open market.

        The Company operates generating units in Connecticut, Delaware, Maryland, Massachusetts, and New York that are subject to RGGI, which is a regional cap and trade system. In February 2013, RGGI, Inc. released a model rule that if adopted by the member states would reduce the number of allowances available and potentially increase the price of each allowance. Each of these states has proposed a rule that would reduce the number of allowances, which we believe would increase the price of each allowance. If adopted, the proposed rule could adversely impact NRG's results of operations, financial condition and cash flows.

        The California CO2 cap and trade program for electric generating units greater than 25 MW commenced in 2013. The impact on the Company depends on the cost of the allowances and the ability to pass these costs through to customers.

        GHG emissions from power plants are regulated under various section of the Clean Air Act. In 2012, EPA proposed stringent standards for GHG emissions from certain new fossil-fueled electric generating units (simple-cycle CTs are not covered). The proposed standard is in effect until the rule is finalized or re-proposed. EPA has released a pre-publication version of its re-proposed rule for new units, which we expect will be published in the fourth quarter of 2013. The re-proposal is expected to include simple cycle CTs that exceed a certain capacity factor and is expected to create a different but still stringent standard for coal-fired units. The Company expects EPA to issue another rule that will require states to develop CO2 standards that would apply to existing fossil-fueled generating facilities at some future date. This rule could adversely impact NRG's results of operations, financial condition and cash flows.

        Hazards customary to the power production industry include the potential for unusual weather conditions, which could affect fuel pricing and availability, the Company's route to market or access to customers, i.e., transmission and distribution lines, or critical plant assets. To the extent that climate change contributes to the frequency or intensity of weather related events, NRG's operations and planning process could be impacted.

NRG's business, financial condition and results of operations could be adversely impacted by strikes or work stoppages by its unionized employees or inability to replace employees as they retire.

        As of December 31, 2012, approximately 51% of NRG's employees at its U.S. generation plants were covered by collective bargaining agreements. In the event that the Company's union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, NRG would be responsible for procuring replacement labor or the Company could experience reduced power generation or outages. NRG's ability to procure such labor is uncertain. Strikes, work stoppages or the inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow. In addition, a number of the Company's employees at NRG's plants are close to retirement. The Company's inability to replace those workers could create potential knowledge and expertise gaps as those workers retire.

Changes in technology may impair the value of NRG's power plants.

        Research and development activities are ongoing to provide alternative and more efficient technologies to produce power, including "clean" coal and coal gasification, wind, photovoltaic (solar) cells, energy storage, and improvements in traditional technologies and equipment, such as more efficient gas turbines. Advances in these or other technologies could reduce the costs of power production to a level below what the Company has currently forecasted, which could adversely affect its cash flow, results of operations or competitive position.

Risks that are beyond NRG's control, including but not limited to acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events could have a material adverse effect on NRG's financial condition, results of operations and cash flows.

        NRG's generation facilities and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities ability to generate, transmit, transport or distribute electricity or natural gas. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as significant expense to repair security breaches or system damage. Any such environmental repercussions or disruption could result in a significant decrease in revenues or significant reconstruction or remediation costs, beyond what could be recovered through insurance policies which could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

NRG's level of indebtedness could adversely affect its ability to raise additional capital to fund its operations, or return capital to stockholders. It could also expose it to the risk of increased interest rates and limit its ability to react to changes in the economy or its industry.

        NRG's substantial debt could have negative consequences, including:

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  increasing NRG's vulnerability to general economic and industry conditions;

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  requiring a substantial portion of NRG's cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing NRG's ability to pay dividends to holders of its preferred or common stock or to use its cash flow to fund its operations, capital expenditures and future business opportunities;

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  limiting NRG's ability to enter into long-term power sales or fuel purchases which require credit support;

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  exposing NRG to the risk of increased interest rates because certain of its borrowings, including borrowings under its senior secured credit facility, are at variable rates of interest;

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  limiting NRG's ability to obtain additional financing for working capital including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

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  limiting NRG's ability to adjust to changing market conditions and placing it at a competitive disadvantage compared to its competitors who have less debt.

        The indentures for NRG's notes and senior secured credit facility contain financial and other restrictive covenants that may limit the Company's ability to return capital to stockholders or otherwise engage in activities that may be in its long-term best interests. NRG's failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of the Company's indebtedness.

        In addition, NRG's ability to arrange financing, either at the corporate level or at a non-recourse project-level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

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  general economic and capital market conditions;

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  credit availability from banks and other financial institutions;

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  investor confidence in NRG, its partners and the regional wholesale power markets;

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  NRG's financial performance and the financial performance of its subsidiaries;

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  NRG's level of indebtedness and compliance with covenants in debt agreements;

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  maintenance of acceptable credit ratings;

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  cash flow; and

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  provisions of tax and securities laws that may impact raising capital.

        NRG may not be successful in obtaining additional capital for these or other reasons. The failure to obtain additional capital from time to time may have a material adverse effect on its business and operations.

Goodwill and/or other intangible assets not subject to amortization that NRG has recorded in connection with its acquisitions are subject to mandatory annual impairment evaluations and as a result, the Company could be required to write off some or all of this goodwill and other intangible assets, which may adversely affect the Company's financial condition and results of operations.

        In accordance with ASC 350, Intangibles—Goodwill and Other, or ASC 350, goodwill is not amortized but is reviewed annually or more frequently for impairment and other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and may be amortized. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect NRG's reported results of operations and financial position in future periods.

A valuation allowance may be required for NRG's deferred tax assets.

        A valuation allowance may need to be recorded against deferred tax assets that the Company estimates are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. A valuation allowance related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels. In the event that the Company determines that it would not be able to realize all or a portion of its net deferred tax assets in the future, the Company would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on the Company's financial condition and results of operations.

Volatile power supply costs and demand for power could adversely affect the financial performance of NRG's retail energy businesses.

        Although NRG is the primary provider of the supply requirements for NRG's retail energy businesses, or the Retail Business, the Retail Business purchases a significant portion of its supply requirements from third parties. As a result, financial performance depends on its ability to obtain adequate supplies of electric generation from third parties at prices below the prices it charges its customers. Consequently, the Company's earnings and cash flows could be adversely affected in any period in which the Retail Business power supply costs rise at a greater rate than the rates it charges to customers. The price of power supply purchases associated with the Retail Business's energy commitments can be different than that reflected in the rates charged to customers due to, among other factors:

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  varying supply procurement contracts used and the timing of entering into related contracts;

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  subsequent changes in the overall price of natural gas;

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  daily, monthly or seasonal fluctuations in the price of natural gas relative to the 12-month forward prices;

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  transmission constraints and the Company's ability to move power to its customers; and

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  changes in market heat rate (i.e., the relationship between power and natural gas prices).

        The Company's earnings and cash flows could also be adversely affected in any period in which the demand for power significantly varies from the forecasted supply, which could occur due to, among other factors, weather events, competition and economic conditions.

Significant events beyond the Company's control, such as hurricanes and other weather-related problems or acts of terrorism, could cause a loss of load and customers and thus have a material adverse effect on the Company's Retail Business.

        The uncertainty associated with events beyond the Company's control, such as significant weather events and the risk of future terrorist activity, could cause a loss of load and customers and may affect the Company's results of operations and financial condition in unpredictable ways. In addition, significant weather events or terrorist actions could damage or shut down the power transmission and distribution facilities upon which the Retail Business is dependent. Power supply may be sold at a loss if these events cause a significant loss of retail customer load.

The Company's Retail Business may lose a significant number of retail customers due to competitive marketing activity by other retail electricity providers which could adversely affect the financial performance of NRG's Retail Business.

        The Retail Business faces competition for customers. Competitors may offer lower prices and other incentives, which may attract customers away from the Retail Business. In some retail electricity markets, the principal competitor may be the incumbent retail electricity provider. The incumbent retail electricity provider has the advantage of long-standing relationships with its customers, including well-known brand recognition. Furthermore, the Retail Business may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with NRG and its Retail Business.

The Company's Retail Business is subject to the risk that sensitive customer data may be compromised, which could result in an adverse impact to its reputation and/or the results of operations of the Retail Business.

        The Retail Business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers license numbers, social security numbers and bank account information. The Retail Business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the Retail Business. If a significant breach occurred, the reputation of NRG and the Retail Business may be adversely affected, customer confidence may be diminished, or NRG and the Retail Business may be subject to legal claims, any of which may contribute to the loss of customers and have a negative impact on the business and/or results of operations.

Risks Related to this Distribution and Our Common Stock

NRG cannot assure you that it will be able to continue paying dividends at the current rate.

        As noted elsewhere in this prospectus, NRG currently expects to continue to pay quarterly dividends. However, NRG may not continue to pay dividends at the current rate or at all, for reasons that may include any of the following factors:

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  NRG may not have enough cash to pay such dividends due to changes in NRG's cash requirements, capital spending plans, financing agreements, cash flow or financial position;

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  decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the NRG board of directors, or Board, which reserves the right to change NRG's dividend practices at any time and for any reason; and

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  NRG may not receive dividend payments from its subsidiaries in the same level that it has historically. The ability of NRG's subsidiaries to make dividend payments to it is subject to factors similar to those listed above.

NRG's stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Risks Related to the Acquisition

If completed, the acquisition may not achieve its intended results, and NRG may be unable to successfully integrate the assets and operations acquired from EME.

        NRG entered into the Purchase Agreement with EME and the Purchaser, on October 18, 2013. Pursuant to the Purchase Agreement, the Purchaser, a wholly owned subsidiary of NRG, agreed to purchase substantially all of the assets of EME with the expectation that the Acquisition will result in various benefits. Achieving the anticipated benefits of the Acquisition is subject to a number of uncertainties, including whether the assets of EME can be integrated in an efficient and effective manner.

        It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company's ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect NRG's ability to achieve the anticipated benefits of the acquisition. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company's future business, financial condition, operating results and prospects.

The pro forma financial statements included in this prospectus are presented for illustrative purposes only and may not be an indication of NRG's financial condition or results of operations following the acquisition.

        The pro forma financial statements contained in this prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of NRG's financial condition or results of operations following the acquisition for several reasons. See "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 28 of this prospectus. The actual financial condition and results of operations of NRG following the acquisition may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect NRG's financial condition or results of operations following the acquisition. Any potential decline in NRG's financial condition or results of operations may cause significant variations in the stock price of NRG.

PLAN OF DISTRIBUTION

        On December 17, 2012, EME and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court. EME was deconsolidated from its parent company, EIX, for financial statement purposes but not for tax purposes as of December 17, 2012. On May 2, 2013, certain other subsidiaries of EME filed voluntary petitions for relief under the Bankruptcy Code.

        On October 18, 2013, NRG and the Purchaser entered into the Plan Sponsor Agreement with EME, certain of EME's debtor subsidiaries, the Committee, the PoJo Parties (as defined in the Plan Sponsor Agreement) and certain of EME's noteholders that are signatories to such agreement, which provides for the parties to pursue confirmation by the Bankruptcy Court of the Plan, which will implement a reorganization of EME and its debtor subsidiaries. Pursuant to the Plan Sponsor Agreement, on October 18, 2013, NRG entered into the Purchase Agreement with EME and the Purchaser, a wholly owned subsidiary of NRG, which provides for the acquisition of substantially all of EME's assets, including its equity interests in certain of its direct subsidiaries and thereby such subsidiaries' assets and liabilities, by the Purchaser upon confirmation of the Plan by the Bankruptcy Court. On                        , 2013, the Bankruptcy Court approved the Plan Sponsor Agreement.

        On November     , 2013, EME and each of its direct and indirect subsidiaries that filed for relief under the Bankruptcy Code filed the Plan and a related chapter 11 disclosure statement with the Bankruptcy Court in connection with the Acquisition contemplated by the Plan Sponsor Agreement. The Plan was confirmed by the Bankruptcy Court on                         , 2014.

        Pursuant to the Purchase Agreement, as described below, a portion of the purchase price to be paid by NRG in exchange for the acquired assets of EME will be paid in newly issued, registered shares of NRG's common stock. The distribution of the newly issued shares of NRG common stock will take place in accordance with the terms and conditions of the Plan, and will not occur until the transactions contemplated by the Plan are consummated and the Plan becomes effective. The Plan generally will provide for each of EME's unsecured creditors to receive a pro rata portion of (i) the total amount of the newly issued shares of NRG common stock and (ii) certain cash proceeds. After the distribution under the Plan, creditors of EME that receive shares of NRG common stock pursuant to the Plan will be stockholders of NRG.

        The following is a summary of certain material terms of the Purchase Agreement and the Plan Sponsor Agreement. This summary does not include a description of all of the terms, conditions and provisions of the Purchase Agreement and the Plan Sponsor Agreement and is qualified by reference to the complete text of the Purchase Agreement and the Plan Sponsor Agreement, which are attached as exhibits to the registration statement of which this prospectus is a part and incorporated by reference herein.

  Purchase Agreement

        The Purchase Agreement provides for the acquisition by the Purchaser of substantially all of EME's and certain of EME's debtor subsidiaries' assets and the assumption of certain liabilities, other than the acquisition of certain excluded assets and the assumption of certain liabilities. The assets acquired include the outstanding equity interests in certain of EME's direct subsidiaries and thereby such subsidiaries' assets and liabilities, EME's cash and cash equivalents, and EME's interest in substantially all of the other assets used in the operation of EME's and its subsidiaries' businesses. The Purchaser will assume substantially all of the liabilities related to the acquired assets, including, among other things, (1) all liabilities of EME under those certain leveraged leases relating to the Powerton station and Units 7 and 8 of the Joliet station, which EME's indirect subsidiary, Midwest Generation, LLC, or MWG, leases from third-party lessors pursuant to a sale-leaseback transaction completed in August 2000, or the PoJo Leases, other than certain amounts owed by MWG relating to past due amounts owing under the PoJo Leases as set forth in the Purchase Agreement; (2) all trade and vendor accounts payable and accrued liabilities arising from the operation of EME's and certain of its debtor subsidiaries' businesses prior to the date of the closing of the Acquisition; and (3) all cure amounts and other liabilities of EME and certain of its debtor subsidiaries (other than Chestnut Ridge Energy Company, Edison Mission Energy Services, Inc., Edison Mission Finance Co., Edison Mission Holdings Co., EME Homer City Generation L.P., Homer City Property Holdings, Inc., and Mission Energy Westside, Inc. and certain agreed-upon excluded liabilities).

  Purchase Price

        Pursuant to the Purchase Agreement, NRG shall pay a total purchase price of $2,635 million to be paid by NRG in exchange for the acquired assets of EME, of which $1,063 million consists of acquired cash. The purchase price is subject to certain adjustments provided in the Purchase Agreement. The Purchase Agreement provides that $350 million of the total purchase price payable by NRG in exchange for the acquired assets of EME will be paid in newly issued, registered shares of NRG's common stock and the remainder will be paid in cash. The price of the shares distributed under this prospectus is $27.62 per share, which price was determined in accordance with the Plan Sponsor Agreement based on the volume-weighted average trading price of such shares over the 20 trading days prior to October 18, 2013. NRG will assume non-recourse debt of approximately $1,545 million, subject to adjustment, of which $273 million is associated with assets designated as Non-Core Assets (as defined in the Purchase Agreement) pursuant to the Purchase Agreement.

  Closing Conditions

        The Purchase Agreement contains customary conditions to closing, including confirmation of the Plan by the Bankruptcy Court, receipt of approval from the FERC, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, effectiveness of the registration statement of which this prospectus is a part, and approval for listing of the shares registered under this prospectus on the New York Stock Exchange. Pursuant to the PoJo Lease Modifications (as defined in the Purchase Agreement), at the closing of the Acquisition, NRG would (i) replace the existing EME guarantees with NRG guarantees, (ii) replace EME as a party to the tax indemnity agreements relating to the Powerton and Joliet facility leases, and (iii) covenant to make a capital investment in the Powerton and Joliet facilities, provided that NRG will not be obligated to make capital investments in excess of $350 million. In consideration of the foregoing, at the closing of the Acquisition, the estate of EME would retain all liabilities relating to the payment of the Agreed PoJo Cure Amount (as defined in the Purchase Agreement), the intercompany note issued by EME for the benefit of MWG, a debtor subsidiary of EME, would be extinguished, MWG would assume the Powerton and Joliet facility leases and the other operative documents related thereto, as modified by mutual agreement of the parties thereto and all monetary defaults under each lease will be cured at closing.

  Covenants

        EME may solicit alternative transactions from third parties through December 6, 2013, after which EME may not solicit proposals from or negotiate with any third party. NRG will receive copies of all written bona fide offers received on or after October 18, 2013. If EME's board of directors determines, consistent with its fiduciary duties, that another proposal or proposals is better for EME and its stakeholders than the terms of the Acquisition, or a Superior Proposal, then NRG will have advance notice of EME's intention to terminate the Purchase Agreement. EME may terminate the Purchase Agreement in order to enter into a Superior Proposal at any time prior to entry of a confirmation order.

  Termination Rights

        The Purchase Agreement and the Plan Sponsor Agreement provide specific termination rights to each party, which include a right to terminate if certain milestone dates are not met, for material breaches of either agreement not cured within a specified period or if EME enters into or seeks approval of a Superior Proposal. Under specified circumstances, including if EME enters into or seeks approval of a Superior Proposal, NRG will be entitled to receive a cash fee of $65 million, or the Termination Fee, and expense reimbursement of all reasonable and documented out-of-pocket expenses, or the Expense Reimbursement, if the Purchase Agreement is terminated. The Termination Fee and the Expense Reimbursement are referred to collectively herein as the Plan Sponsor Protections.

  Plan Sponsor Agreement

        The Plan Sponsor Agreement contains representations and warranties, and covenants of the parties to pursue confirmation of the Plan. The Bankruptcy Court must approve the Plan Sponsor Agreement in order for the In addition, the Plan Sponsor Agreement delineates when the Plan Sponsor Protections to become effective.

        Pursuant to the Plan Sponsor Agreement and the Purchase Agreement, NRG is required to use reasonable best efforts to cause the registration statement of which this prospectus is a part to become effective on or before closing. NRG's obligation to cause the registration statement of which this prospectus is a part to become effective is subject to customary covenants, representations, warranties and other conditions. NRG is required to use reasonable best efforts to have the registration statement of which this prospectus is a part declared effective as promptly as reasonably practicable after its filing with the SEC and to keep such registration statement effective until at least the thirtieth day after the Plan Effective Date (as defined in the Plan Sponsor Agreement).

USE OF PROCEEDS

        Because this is not an offering for cash, we will not receive any proceeds from the issuance of shares of our common stock in this registration. We will use the common stock that we are registering to pay $350 million of the total purchase price for the assets of EME.

DIVIDEND POLICY

        On February 28, 2012, NRG announced its intention to initiate an annual common stock dividend of $0.36 per share, and paid its first quarterly dividend on NRG's common stock of $0.09 per share on August 15, 2012. On each of November 15, 2012 and February 15, 2013, NRG paid a quarterly dividend on the Company's common stock of $0.09 per share. On February 27, 2013, NRG announced its intention to increase the annual common stock dividend to $0.48 per share, and on each of May 15, 2013 and August 15, 2013, NRG paid a quarterly dividend on the Company's common stock of $0.12 per share. On October 16, 2013, NRG declared a quarterly dividend on the Company's common stock of $0.12 per share, payable on November 15, 2013, to stockholders of record as of November 1, 2013.

PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

        The Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, or the pro forma financial statements, combine the historical consolidated financial statements of NRG Energy, Inc., or NRG, and Edison Mission Energy, or EME, to illustrate the potential effect of the Acquisition. The pro forma financial statements are based on, and should be read in conjunction with, the:

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  accompanying notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements;

  •
  consolidated financial statements of NRG for the year ended December 31, 2012 and for the six months ended June 30, 2013 and the notes relating thereto, incorporated herein by reference; and

  •
  consolidated financial statements of EME for the year ended December 31, 2012 and for the six months ended June 30, 2013 and the notes relating thereto, incorporated herein by reference.

        The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results. The Unaudited Pro Forma Condensed Consolidated Combined Statements of Operations, or the pro forma statement of operations, for the year ended December 31, 2012 and for the six months ended June 30, 2013, give effect to the Acquisition as if it occurred on January 1, 2012. The Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet, or the pro forma balance sheet, as of June 30, 2013, gives effect to the Acquisition as if it occurred on June 30, 2013.

        As described in the accompanying notes, the pro forma financial statements have been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP, and the regulations of the Securities and Exchange Commission. The expected purchase price will be allocated to EME's assets and liabilities based upon their estimated fair values as of the date of the Acquisition. Valuations necessary to determine the fair value of the assets and liabilities have not been completed and cannot be made prior to the completion of the transaction.

        Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments, and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented herewith. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company's future results of operations and financial position. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company's results of operations and financial position would have been had the Acquisition been completed on the dates indicated. NRG could incur significant costs to integrate NRG's and EME's businesses. The pro forma financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

 Unaudited Pro Forma Condensed Consolidated Combined Income Statement
Six months ended June 30, 2013

	NRG Energy, Inc. Historical	Edison Mission Energy Historical	Pro Forma Adjustments		Pro Forma Combined
	(in millions, except share and per share data)
Operating revenues
Total operating revenues	$5,010	$622	$(14)	(a)	$5,618
Operating Costs and Expenses
Cost of operations	3,824	526	—		4,350
Depreciation and amortization	603	138	(57)	(b)	684
Selling, general and administrative	442	68	—		510
Acquisition-related transaction and integration costs	69	—	—		69
Development activity expense	36	—	—		36

Total operating costs and expenses	4,974	732	(57)		5,649
Operating Income/(Loss)	36	(110)	43		(31)
Other Income/(Expense)
Equity in earnings of unconsolidated affiliates	11	12	—		23
Other income, net	4	1	—		5
Loss on debt extinguishment	(49)	—	—		(49)
Interest expense	(402)	(39)	(25)	(c)	(466)

Total other income / (expense)	(436)	(26)	(25)		(487)

Loss From Continuing Operations Before Income Taxes	(400)	(136)	18		(518)
Reorganization items, net	—	75	—		75
Income tax benefit	(210)	(28)	(7)	(d)	(245)

Loss From Continuing Operations	(190)	(183)	25		(348)

Income (Loss) Per Share From Continuing Operations
Weighted average number of common shares outstanding—basic	323				336
Income (Loss) from Continuing Operations per share—basic	$(0.59)				$(1.04)

Weighted average number of common shares outstanding—diluted	323				336
Income (Loss) from Continuing Operations per share—diluted	$(0.59)				$(1.04)

 Unaudited Pro Forma Condensed Combined Consolidated Income Statement
Year ended December 31, 2012

	NRG Energy, Inc. Historical	Edison Mission Energy Historical	Pro Forma Adjustments		Pro Forma Combined
		(in millions, except share and per share data)
Operating revenues
Total operating revenues	$8,422	$1,287	$(44)	(a)	$9,665
Operating Costs and Expenses
Cost of operations	6,087	1,172	—		7,259
Depreciation and amortization	950	268	(114)	(b)	1,104
Selling, general and administrative	892	147	—		1,039
Asset impairments and other charges	—	28	—		28
Acquisition-related transaction and integration costs	107	—	—		107
Development activity expense	36	—	—		36

Total operating costs and expenses	8,072	1,615	(114)		9,573
Operating Income	350	(328)	70		92
Other Income / (Expense)
Equity in earnings of unconsolidated affiliates	37	46	—		83
Gain on bargain purchase (GenOn)	560	—	—		560
Impairment charge on investment	(2)	—	—		(2)
Other income, net	19	14	—		33
Loss on debt extinguishment	(51)	—	—		(51)
Interest expense	(661)	(326)	222	(c)	(765)

Total other income / (expense)	(98)	(266)	222		(142)

Income (Loss) From Continuing Operations Before Income Taxes	252	(594)	292		(50)
Reorganization items, net	—	43	—		43
Income tax expense (benefit)	(327)	160	(108)	(d)	(275)

Income (Loss) From Continuing Operations	579	(797)	400		182

Income (Loss) Per Share From Continuing Operations
Weighted average number of common shares outstanding—basic	232				245
Income (Loss) from Continuing Operations per share—basic	$2.50				$0.74

Weighted average number of common shares outstanding—diluted	234				247
Income (Loss) from Continuing Operations per share—diluted	$2.47				$0.74

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of June 30, 2013

	NRG Energy, Inc. Historical	Edison Mission Energy Historical(e)	Pro Forma Adjustments		Pro Forma Combined
		(in millions)
ASSETS
Current Assets
Cash and cash equivalents	1,368	1,056	(1,585)	(f)	839
Funds deposited by counterparties	134	—			134
Restricted cash	267	14			281
Accounts receivable—trade, net	1,290	92			1,382
Inventory	874	121			995
Derivative instruments valuation	1,853	41			1,894
Deferred income taxes	10	—			10
Cash Collateral paid in support of energy risk mgmt activities	387	89			476
Renewable energy grant receivable	345	—			345
Prepayments and Other Current Assets	415	54			469

Total current assets	6,943	1,467	(1,585)		6,825
Property, Plant and Equipment
Property, plant and equipment, net of accumulated depreciation	20,454	4,465	(1,873)	(g)	23,046
Other Assets
Equity investments in affiliates	639	522			1,161
Notes receivable, less current portion	70	—			70
Goodwill	1,954	—			1,954
Intangible assets, net of accumulated amortization	1,120	—			1,120
Nuclear decommissioning trust	503	—			503
Derivative instruments	587	22			609
Deferred income taxes	1,644	—			1,644
Other non-current assets	578	1,049			1,627

Total other assets	7,095	1,593	—		8,688

Total Assets	34,492	7,525	(3,458)		38,559

 Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (Continued)
As of June 30, 2013

	NRG Energy, Inc. Historical	Edison Mission Energy Historical(e)	Pro Forma Adjustments		Pro Forma Combined
		(in millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt and capital leases	737	118			855
Accounts payable	1,196	75			1,271
Payable to affiliates	—	32			32
Derivative instruments valuation	1,512	—			1,512
Cash collateral received in support of energy risk mgmt activities	134	—			134
Accrued expenses and other current liabilities	832	343			1,175

Total current liabilities	4,411	568	—		4,979
Other Liabilities
Long-term debt and capital leases	15,889	5,104	(3,000)	(h)	17,993
Nuclear decommissioning reserve	287	—			287
Nuclear decommissioning trust liability	287	—			287
Deferred revenues	—	519	(519)	(i)	—
Deferred income taxes	47	82			129
Derivative instruments	420	68			488
Out of market commodity contracts	1,182	—			1,182
Other non current liabilities	1,417	505			1,922

Total non-current liabilities	19,529	6,278	(3,519)		22,288
Total Liabilities	23,940	6,846	(3,519)		27,267
Preferred Stock Mezzanine	249	—			249
Stockholders' Equity
Common stock	4	64	(64)	(j)	4
Additional paid-in capital	7,615	1,104	(754)	(j)(k)	7,965
Retained earnings	4,179	(770)	770	(j)	4,179
Less treasury stock, at cost	(1,944)	—			(1,944)
Accumulated other comprehensive income	(118)	(109)	109	(j)	(118)
Noncontrolling Interest	567	390			957

Total Stockholders' Equity	10,303	679	61		11,043

Total Liabilities and Stockholders' Equity	34,492	7,525	(3,458)		38,559

  Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(a)
Represents an adjustment to conform EME's policy for recording the receipt of cash grants as deferred revenue to NRG's policy of reducing the value of the related property, plant and equipment. EME had recorded revenue related to these cash grants of $44 million for the year ended December 31, 2012 and $14 million for the six months ended June 30, 2013.

(b)
Represents the estimated decrease in net depreciation expense resulting from potential fair value adjustments to EME's property, plant and equipment. The estimate is preliminary, subject to change and could vary materially from the actual adjustment on the date of the Acquisition. For each $100 million change in the fair value adjustment to property, plant and equipment, combined depreciation expense would be expected to change by approximately $6 million. The estimated useful lives of the property, plant and equipment range from 3 to 30 years.

(c)
Reflects the estimated decrease in interest expense as NRG will not assume the EME notes in connection with the Acquisition, offset by the estimated increase in interest expense for borrowings necessary to fund the purchase price of the Acquisition. For the year ended December 31, 2012, the estimated decrease in interest expense was $271 million. EME did not record interest expense for the EME notes for the six months ended June 30, 2013. To fund the purchase price of the Acquisition, NRG estimates that it will issue $700 million of additional senior notes at an estimated interest rate of 7.0%. This would result in approximately $49 million of additional interest expense for the year ended December 31, 2012 and approximately $25 million of additional interest expense for the six months ended June 30, 2013.

(d)
Represents the adjustment to record the tax effect of the reduction in revenue, depreciation expense and interest expense, calculated utilizing NRG's estimated combined statutory federal and state tax rate of 37.0%.

(e)
Based on the amounts reported in the consolidated balance sheet as of June 30, 2013, certain financial statement line items included in EME's historical presentation have been reclassified to the corresponding line items included in NRG's historical presentation. These reclassifications have no effect on the total assets, total liabilities or stockholders' equity reported by NRG or EME.

(f)
Represents cash utilized to fund the purchase price of the Acquisition.

(g)
Represents the adjustment to reflect EME's property, plant and equipment at its estimated fair value on the date of the Acquisition. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the date of the Acquisition. For each $100 million change in the fair value adjustment to property, plant and equipment, combined depreciation expense would be expected to change by approximately $6 million. The estimated useful lives of the property, plant and equipment range from 3 to 30 years.

(h)
Represents the estimated decrease in long-term debt as NRG will not assume the $3.7 billion of EME notes in connection with the Acquisition, offset by the estimated increase in long-term debt for borrowings necessary to fund the purchase price of the Acquisition. NRG estimates that it will issue $700 million of additional senior notes at an estimated interest rate of 7.0%. For each 0.25% change in the interest rate, annual interest expense would be expected to change by approximately $2 million.

(i)
Represents an adjustment to conform EME's policy for recording the receipt of cash grants as deferred revenue to NRG's policy of reducing the value of the related property, plant and equipment.

(j)
Represents the issuance of NRG common stock in connection with this offering and adjustments to equity to reflect the impact of the Acquisition.

(k)
The estimated purchase price for the Acquisition is $2,635 million, which is expected to be funded by the following components:

(in millions)
Cash and cash equivalents	$1,585
Senior notes to be issued	700
Common stock issued in this offering	350

$2,635

        The allocation of the preliminary purchase price to the fair values of the assets acquired and liabilities assumed is as follows:

(in millions)
Current assets	$1,467
Property, plant and equipment	2,592
Other non-current assets	1,593

Total assets	5,652
Current liabilities, including current maturities of long-term debt	568
Long-term debt	1,404
Non-current liabilities	655

Total liabilities	2,627
Noncontrolling interest	390

Estimated fair value of net assets acquired	$2,635

        The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of EME's assets and liabilities at the time of the completion of the Acquisition. The final allocation of the purchase price could differ materially from the preliminary allocation used for the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the Acquisition compared to the amounts assumed in the pro forma adjustments.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of NRG's capital stock that will be issued in the acquisition of EME's assets. Because the following is only a summary, it does not contain all of the information that may be important to you. You are encouraged to read NRG's amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the registration statement of which this prospectus forms a part, and is incorporated herein by reference. All references within this section to common stock mean the common stock of NRG unless otherwise noted.

Authorized Capital Stock of NRG

        NRG's amended and restated certificate of incorporation provides that the total number of shares of capital stock which may be issued by NRG is 510,000,000, consisting of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value 0.01 per share.

  NRG Common Stock

        As of September 30, 2013, there were 323,327,568 shares of NRG common stock outstanding. All outstanding shares of NRG common stock are fully paid and nonassessable. The number of outstanding shares of NRG common stock will be increased upon consummation of the transactions contemplated by the Plan, including the issuance of shares of NRG common stock to EME, which will distribute such shares to the unsecured creditors of EME pursuant to the Plan

  NRG Preferred Stock

        As of September 30, 2013, there were 250,000 shares of NRG's 3.625% Convertible Perpetual Preferred Stock issued and outstanding, or the NRG Preferred Stock. All of the outstanding shares of NRG Preferred Stock are held by affiliates of Credit Suisse, and such shares may not be transferred to an entity that is not an affiliate of Credit Suisse without the consent of NRG, such consent not to be unreasonably withheld.

        The NRG Preferred Stock has a liquidation preference of $1,000 per share. Holders of NRG Preferred Stock are entitled to receive, out of funds legally available therefor, cash dividends at the rate of 3.625% per annum, payable in cash quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Each share of NRG Preferred Stock is convertible into cash and shares of NRG Common Stock during the 90-day period beginning August 11, 2015 at the option of NRG or the holder, subject to the terms and conditions of the NRG Preferred Stock. The NRG Preferred Stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution, senior to NRG Common Stock.

        If a "Fundamental Change" occurs (as defined in the certificate of designations for the NRG Preferred Stock), the holders of the NRG Preferred Stock will have the right to require NRG to repurchase all or a portion of the NRG Preferred Stock for a period of time after the fundamental change at a purchase price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends.

Description of NRG Common Stock

  Voting Rights

        The holders of NRG's common stock are entitled to one vote on each matter submitted for their vote at any meeting of NRG stockholders for each share of common stock held as of the record date for the meeting.

        Generally, the vote of the holders of a majority of the total number of votes of NRG capital stock represented at a meeting and entitled to vote on a matter is required in order to approve such matter. Certain extraordinary transactions and other actions require supermajority votes, including but not limited to the supermajority voting provisions described below in "—Anti-takeover Provisions—Amendments."

  Liquidation Rights

        In the event that NRG is liquidated, dissolved or wound up, the holders of NRG common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of NRG's liabilities and of the prior rights of any outstanding series of NRG Preferred Stock.

  Dividends

        Subject to preferences that may be applicable to any outstanding preferred stock, the holders of NRG common stock are entitled to dividends when, as and if declared by the NRG Board out of funds legally available for that purpose.

  No Preemptive Rights

        The common stock has no preemptive rights or other subscription rights.

  No Redemption Rights, Conversion Rights or Sinking Fund

        There are no redemption, conversion or sinking fund provisions applicable to the common stock.

  Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Computershare Limited.

  Stock Market Listing

        The common stock is listed on the New York Stock Exchange under the symbol "NRG."

Anti-takeover Provisions

        Some provisions of Delaware law and NRG's amended and restated certificate of incorporation and bylaws could discourage or make more difficult a change in control of NRG without the support of the NRG Board. A summary of these provisions follows.

  Meetings and Elections of Directors

        Special Meetings of Stockholders.    NRG's amended and restated certificate of incorporation provides that a special meeting of stockholders may be called only by the NRG Board by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office or the chief executive officer of NRG (or, if there is no chief executive officer, by the most senior executive officer of NRG).

        Elimination of Stockholder Action by Written Consent.    NRG's amended and restated certificate of incorporation and its bylaws provide that holders of NRG common stock cannot act by written consent in lieu of a meeting.

        Classification of Directors.    Directors of NRG are currently divided into three classes of directors with each director serving a three-year term. However, at the 2012 annual meeting of NRG stockholders held on April 25, 2012, NRG stockholders approved an amendment to the amended and restated certificate of incorporation of NRG to declassify the NRG Board. The classified structure will be eliminated over a three-year period through the election of directors whose terms are expiring for one-year terms. Beginning with the 2015 annual meeting of NRG stockholders, the entire NRG Board will be elected annually.

        Removal of Directors.    Until the 2015 annual meeting of NRG stockholders, directors may only be removed for cause. From and after the 2015 annual meeting of NRG stockholders, directors may be removed without or without cause.

        Vacancies.    Any vacancy occurring on the NRG Board and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

  Amendments

        Amendment of Certificate of Incorporation.    The provisions described above under "—Special Meetings of Stockholders", "—Elimination of Stockholder Action by Written Consent" and "—Classification of Directors" may be amended only by the affirmative vote of holders of at least two-thirds (2/3) of the combined voting power of outstanding shares of NRG capital stock entitled to vote in the election of directors, voting together as a single class.

        Amendment of Bylaws.    The NRG Board has the power to make, alter, amend, change or repeal NRG's bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office. This right is subject to repeal or change by the affirmative vote of a majority of the combined voting power of the then outstanding capital stock of NRG entitled to vote on any amendment or repeal of the bylaws.

  Notice Provisions Relating to Stockholder Proposals and Nominees

        NRG's bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

        Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to the NRG Board at an annual meeting of stockholders, or (iii) nominate a candidate for election to the NRG Board at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to NRG's corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

        To be timely, a stockholder's notice must be received at the principal executive offices of NRG:

  •
  in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by NRG; or

  •
  in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by NRG.

        With respect to special meetings of stockholders, NRG's bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

  Delaware Anti-takeover Law

        NRG is subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

  •
  prior to such time, the NRG Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by the NRG Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of NRG's voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring NRG to negotiate in advance with the NRG Board because the stockholder approval requirement would be avoided if the NRG Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LEGAL MATTERS

        Certain legal matters relating to the validity of the shares of common stock distributed under this prospectus will be passed upon for us by David R. Hill, Executive Vice President and General Counsel of the Company.

EXPERTS

        The consolidated financial statements and schedule of NRG Energy, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Edison Mission Energy for the year ended December 31, 2012 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Edison Mission Energy's ability to continue as a going concern as described in Notes 1 and 16 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents and those documents will be considered part of this prospectus. We incorporate by reference the documents listed below that we file with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than portions of these documents deemed to be "furnished" or not deemed to be "filed," including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items):

  NRG Energy, Inc. SEC Filings:

  •
  our annual report on Form 10-K for the year ended December 31, 2012 filed on February 27, 2013;

  •
  the information specifically incorporated by reference into our Form 10-K from our proxy statement for our 2013 Annual Meeting of Stockholders filed on Schedule 14A on March 13, 2013;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2013 (filed May 7, 2013) and June 30, 2013 (filed August 9, 2013); and

  •
  our current reports on Form 8-K filed on September 6, 2013, October 8, 2013, October 18, 2013 and October 21, 2013.

  Edison Mission Energy SEC Filings:

  •
  Part II, Item 8 and Item 15(a)(2) (insofar as they relate to Edison Mission Energy) of the annual report on Form 10-K of Edison Mission Energy for the year ended December 31, 2012 filed on March 18, 2013; and

  •
  Part I, Item 1 (insofar as it relates to Edison Mission Energy) of each of the quarterly reports on Form 10-Q of Edison Mission Energy for the quarters ended March 31, 2013 (filed May 2, 2013) and June 30, 2013 (filed July 30, 2013).

        If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in this prospectus. Any such request should be directed to:

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540
(609) 524-4500
Attention: General Counsel

        You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not authorized anyone else to provide you with different or additional information. This prospectus does not offer to sell or solicit any offer to buy any securities in any jurisdiction where the offer or sale is unlawful. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to NRG Energy, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings will also be available to you on the SEC's website. The address of this site is http://www.sec.gov.

NRG Energy, Inc.

12,671,977 Shares of Common Stock

PRELIMINARY PROSPECTUS

October     , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the SEC registration fee and The New York Stock Exchange fee.

Item	Amount to be paid
SEC registration fee		$45,080
The New York Stock Exchange fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer Agent fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the Delaware General Corporation Law provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 145(d) of the Delaware General Corporation Law provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

        Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        Section 145(f) of the Delaware General Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's capacity as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

  NRG Energy, Inc. Amended and Restated Certificate of Incorporation and By-laws

        The Amended and Restated Certificate of Incorporation of the Registrant provides, to the fullest extent permitted by Delaware law and except as otherwise provided in its by-laws, no director of the Registrant shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty. Furthermore, the Second Amended and Restated By-laws of the Registrant provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Registrant or a wholly owned subsidiary of the Registrant or, while a director or officer of the Registrant or a wholly owned subsidiary of the Registrant, is or was serving at the request of the Registrant or a wholly owned subsidiary of the Registrant as a director, officer, employee, partner, member, manager, trustee, fiduciary or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other entity or enterprise, including service with respect to an employee benefit plan (an "indemnitee"), shall be indemnified and held harmless by the Registrant to the fullest extent authorized by Delaware Law, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, partner, member, manager, trustee, fiduciary or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. This right of indemnification includes the Registrant's obligation to provide an advance of expenses, although the indemnitee may be required to repay such an advance if there is a judicial determination that the indemnitee was not entitled to the indemnification.

        The Second Amended and Restated By-laws of the Registrant also permits the Registrant to purchase and maintain insurance on its own behalf and on behalf of any other person who is or was a director, officer, employee or agent of the Registrant or a subsidiary of the Registrant or was serving at request of the Registrant or a subsidiary of the Registrant.

Item 15.    Recent Sales of Unregistered Securities.

        Not applicable.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)   Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

          (b)   Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, New Jersey, on October 21, 2013.

NRG Energy, Inc.
By:	/s/ BRIAN E. CURCI
	Name:	Brian E. Curci
	Title:	Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David W. Crane	President, Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2013
* Kirkland B. Andrews	Chief Financial Officer (Principal Financial Officer)	October 21, 2013
* Ronald B. Stark	Chief Accounting Officer (Principal Accounting Officer)	October 21, 2013
* Howard E. Cosgrove	Chairman of the Board	October 21, 2013
* Edward R. Muller	Vice Chairman of the Board	October 21, 2013
* E. Spencer Abraham	Director	October 21, 2013
Kirbyjon H. Caldwell	Director
* Lawrence S. Coben	Director	October 21, 2013

Signature	Title	Date

* Terry G. Dallas	Director	October 21, 2013
* William E. Hantke	Director	October 21, 2013
* Paul W. Hobby	Director	October 21, 2013
* Gerald Luterman	Director	October 21, 2013
Kathleen A. McGinty	Director
* Anne C. Schaumburg	Director	October 21, 2013
* Evan J. Silverstein	Director	October 21, 2013
* Thomas H. Weidemeyer	Director	October 21, 2013
* Walter R. Young	Director	October 21, 2013

*
The undersigned by signing his name hereto, signs and executes this Amendment No. 1 to Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on October 18, 2013.

By:	/s/ BRIAN E. CURCI Brian E. Curci Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
2.1		Restructuring Support Agreement, dated October 2, 2013, by and among NRG Energy, Inc. and the undersigned noteholders thereto.

2.2		Summary Term Sheet, dated September 9, 2013, by and among NRG Energy, Inc. and the holders of senior unsecured notes of Edison Mission Energy that are signatories thereto (see Exhibit A to Exhibit 2.1 to this Registration Statement on Form S-1).

2.3	†	Plan Sponsor Agreement, dated October 18, 2013, by and among NRG Energy, Inc., NRG Energy Holdings Inc., Edison Mission Energy, certain of Edison Mission Energy's debtor subsidiaries, the Official Committee of Unsecured Creditors of Edison Mission Energy and its debtor subsidiaries, the PoJo Parties (as defined therein) and the proponent noteholders thereto.

2.4	†	Asset Purchase Agreement, dated October 18, 2013, by and among NRG Energy, Inc., Edison Mission Energy and NRG Energy Holdings Inc. (see Exhibit A to Exhibit 2.3 to this Registration Statement on Form S-1).

2.5	*	Plan of Reorganization.

2.6	*	Disclosure Statement.

5.1	*	Form of Opinion of David R. Hill, Executive Vice President and General Counsel of NRG Energy, Inc.

21.1		Subsidiaries of NRG Energy, Inc. (incorporated herein by reference to NRG Energy's Registration Statement on Form S-4 filed on March 22, 2013).

23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm for NRG Energy, Inc.

23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm of Edison Mission Energy.

23.3	*	Consent of David R. Hill, Executive Vice President and General Counsel of NRG Energy, Inc. (to be included in Exhibit 5.1).

24.1		Power of Attorney (included on the signature page hereto).

*
To be filed by amendment.

†
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.